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SEC FILE NUMBER
8-70557

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chilian Partners, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 Chilian Avenue
(No. and Street)

Palm Beach	Florida	33480
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Denton	(561) 833-2700	chilianfl@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	#3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald W. Denton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chilian Partners, L.P., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRADFORD A. MILLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 4793716
Qualified in Putnam County
Commission Expires February 28, 2026

Signature: [signature]

Title: General Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHILIAN PARTNERS, L.P.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

For the Year Ended December 31, 2022

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chilian Partners, L.P. (the "Company") as of December 31, 2022, the related statements of operations and retained earnings, changes in partners' equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chilian Partners, L.P. as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chilian Partners, L.P.'s management. Our responsibility is to express an opinion on Chilian Partners, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chilian Partners, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Chilian Partners, L.P.'s financial statements. The supplemental information is the responsibility of Chilian Partners, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chilian Partners, L.P.'s auditor since 2021.

Hauppauge, New York
March 28, 2023

Nawrocki Smith LLP

EXHIBIT A

CHILIAN PARTNERS, L.P.

Statement of Financial Condition

As of December 31, 2022

ASSETS				
Current Assets				
Cash	$	176,176		
Securities Long		5,236,875	$	5,413,051
TOTAL ASSETS			$	**5,413,051**
LIABILITIES AND PARTNERS' EQUITY				
Margin Payable		1,534,147		1,534,147
Partners' Equity				3,878,904
TOTAL LIABILITIES AND PARTNERS' EQUITY			$	**5,413,051**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

CHILIAN PARTNERS, L.P.

Statement of Operations and Retained Earnings

For the Year Ended December 31, 2022

Income	
Net Trading Profit & Loss	$95,329
Dividends	17,859
Other Income	2,029
Total Income	**$115,217**
Operating Expenses	
Employees' compensation and benefits	80,500
Selling, general and admin expenses	94,494
Occupancy	127,323
Professional Fees	40,341
Regulatory fees and expenses	816
Interest	49,966
Total Operating Expense	**$393,440**
Net (Loss) for Year	**($278,223)**

EXHIBIT C

CHILIAN PARTNERS, L.P.

Statement of Changes in Partners' Equity

For the Year Ended December 31, 2022

Partners' Equity - Beginning of Year	**$3,951,519**
Increase In General Partner's Equity	205,608
Net (Loss) per Exhibit B	(278,223)
Partners' Equity - End of Year	**$3,878,904**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D.

CHILIAN PARTNERS, L.P.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash Flows from Operating Activities

Net Loss per Exhibit B:	**$**	**(278,223)**
Changes in Assets & Liabilities:		
Increase in Securities Long		(271,791)
Decrease in Margin Payable		(489,427)
Decrease in Other Assets		4,000
Net Cash - Operating Activities (Decrease):		**(1,035,441)**
Cash Flow from Financing Activities:		
Increase in General Partners' Equity		205,608
Decrease in Cash		**(829,833)**
Cash Balance - Beginning of Year:		**1,006,009**
Cash Balance - Ending of Year:	**$**	**176,176**
Supplemental disclosure of cash flow information:		
Cash paid during year for:		
Interest Paid	$	**49,966**

The accompanying notes to financial statements are an integral part of this statement.

CHILIAN PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 1 – Date of Formation -- The Limited Partnership's Certificate of Limited Partnership was filed in Delaware on July 1, 1988 under the name of Chilian Partners, L.P. (the "Company"). The Company was registered as a broker dealer by Financial Industry Regulatory Authority (FINRA) on October 13, 2020, and conducts proprietary trading for its own account. All transactions are cleared through Pershing LLC, on a fully disclosed basis.

Note 2 – Significant accounting polices:

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the year ended December 31, 2022.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At various times during the period ended December 31, 2021, balances of cash and cash equivalents at banking institutions may have exceeded federal insurance levels. As of December 31, 2022, cash in excess of federally insured limits amounted to $-0-.

Fair Value of Financial Instruments – The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis. See Note 7.

Revenue Recognition

Net Trading Profit & Losses are recognized on a trade date basis in the Company's proprietary trading accounts. Interest & Dividend Income is recognized as earned from Company brokerage accounts activity.

Income taxes -- The Company is a limited partnership and is not subject to federal or state taxation on its income.

Note 3 – Commitments and contingencies -- The Company leases office space from its general partner and is also responsible for quarterly management payments when invoiced by the general partner. The Company has no other commitments and contingencies.

Note 4 - Insurance -- The Company maintains a renewable Securities Dealer Blanket Bond as required by the Financial Industry Regulatory Authority (FINRA). The Company is a member of the Securities Investors Protections Corporation (SIPC).

Note 5 – Net Capital Requirements -- The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Company to maintain minimum dollar net capital of $100,000. At December 31, 2022, the Company had net capital of $ 2,366,025.

Note 6 – Related Parties -- The office of the Company is located in the home owned by a general partner of the Company. The Company reimburses the general partner quarterly for facility and other business expenses. For the year ended December 31, 2922, $143,869 was reimbursed to the general partner.

Note 7 - Fair Value Measurement – The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly manner. The fair value guidance also establishes hierarchy which priorities valuation into three broad levels of which all of the Company's assets and liabilities fall into Level One. Level One includes debt and equity securities traded in an active market as well as certain U.S. Treasury securities.

	Fair Value Using Level One	Assets/ Liabilities at Fair Value
Assets:		
Securities Long	$5,236,875	$5,236,875

Note 8 – Subsequent Events -- The Company performed an evaluation of events that have occurred subsequent to December 31, 2022, and through March 28, 2023, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

SCHEDULE 1

CHILIAN PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15C3-1

As of December 31, 2022

Computation of Net Capital

Total Partners' Equity – Exhibit A	$3,878,904
Less: Haircuts on Securities:	
Other securities	785,531
Undue Concentration	727,348
Net Capital	**$2,366,025**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$102,277
Minimum Dollar Net Capital Requirement	$100,000
Excess Net Capital	$2,263,748
Percentage of Aggregate Indebtedness to Net Capital	**64.84%**

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as originally filed as of December 31, 2022.

SCHEDULE 2

CHILIAN PARTNERS, L.P.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of December 31, 2022

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through Pershing, LLC on a fully disclosed basis.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chilian Partners, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
March 28, 2023

Nawrocki Smith LLP

Chilian Partners, L.P.
Exemption Report
December 31, 2022

Chilian Partners, L.P. asserts , to its best knowledge and belief, the following:

(1) Chilian Partners, L.P., claims an exemption from § 240.15c3-3 under section (k)(2(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Chilian Partners, L.P. has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year (January 1, 2022 through December 31, 2022) without exception

Chilian Partners, L.P.

Date: March 28, 2023